Filed Pursuant to Rule 424(b)(3)
Registration No. 333-110108
SUPPLEMENT TO PROSPECTUS
DATED DECEMBER 9, 2003

      The following information supplements the Prospectus dated December 9, 2003 of Swift & Company relating to the offer to exchange up to $150,000,000 12 1/2% Senior Subordinated Notes due 2010 that have been registered under the Securities Act of 1933 for $150,000,000 12 1/2% Senior Subordinated Notes due 2010. The exchange offer expires at 5:00 p.m., New York City time, on January 9, 2004, unless extended.

Recent Developments

      On December 23, 2003, the USDA reported the first apparent case of bovine spongiform encephalopathy (commonly referred to as “mad cow disease” or BSE) in the United States after performing preliminary tests on a cow slaughtered in Washington. Additional testing of the samples performed in the United Kingdom confirmed the findings on December 25, 2003. Following the announcement, the USDA recalled approximately 10,000 pounds of beef that originated from the Washington slaughter facility, and nearly a dozen countries, including Mexico, Japan, South Korea, Australia, Taiwan, Singapore, Malaysia, Russia and China, have temporarily banned the import of U.S. beef. Mexico, Japan and South Korea are the top three importers of U.S. beef by volume according to the U.S. Meat Export Federation. During fiscal 2003 and the quarter ended August 24, 2003, these three countries collectively accounted for approximately 85% and 90%, respectively, of our U.S. beef exports, representing 11% and 14% of our total worldwide beef sales for these periods.

      We cannot anticipate the duration of these beef import bans and whether additional countries may impose similar restrictions. In addition, we cannot presently assess the full economic impact of this occurrence on the U.S. beef industry or on our operations. Our revenues and net income may be materially adversely affected in the event previously announced import restrictions continue indefinitely, additional countries announce similar restrictions, additional regulatory restrictions are put into effect or domestic consumer demand for beef declines substantially.

The date of this Supplement is December 30, 2003